UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-8207

A	Full title of the plan and the address of the plan, if different from that of the issuer named below: The Home Depot FutureBuilder

B	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc.

2455 Paces Ferry Road

Atlanta, Georgia 30339

THE HOME DEPOT FUTUREBUILDER

Report of Independent Registered Public Accounting Firm

The Administrative Committee

The Home Depot FutureBuilder:

We have audited the accompanying statements of net assets available for benefits of The Home Depot FutureBuilder (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedules. These financial statements and supplemental schedules are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006 and in Schedule H, Line 4a – Schedule of Delinquent Participant Contributions as of December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s Administrative Committee. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2006 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Atlanta, Georgia
June 28, 2007

THE HOME DEPOT FUTUREBUILDER

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments	$2,684,583,935	$2,396,002,530
Receivables:
Participant contributions receivable	24,625	123,579
Employer contributions receivable	1,960,935	2,073,290
Due from broker	710,435	—
Other receivables	1,282,998	983,857
Total receivables	3,978,993	3,180,726
Total assets	2,688,562,928	2,399,183,256
Liabilities:
Accrued liabilities	655,895	513,083
Due to broker	—	161,213
Total liabilities	655,895	674,296
Net assets available for benefits	$2,687,907,033	$2,398,508,960

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$110,075,952	$(26,228,927)
Interest income	20,382,393	14,521,164
Dividends	26,766,379	17,020,688
Total investment income	157,224,724	5,312,925
Contributions:
Participants	288,857,141	255,558,263
Employer	139,264,677	121,125,391
Total contributions	428,121,818	376,683,654
Total additions	585,346,542	381,996,579
Deductions from net assets attributed to:
Benefits paid to participants	286,025,221	245,060,614
Administrative expenses	9,923,248	7,885,631
Total deductions	295,948,469	252,946,245

Net increase	289,398,073	129,050,334

Net assets available for benefits:
Beginning of year	2,398,508,960	2,269,458,626
End of year	$2,687,907,033	$2,398,508,960

See accompanying notes to financial statements.

THE HOME DEPOT FUTUREBUILDER

Notes to Financial Statements

December 31, 2006 and 2005

(1)                     Description of the Plan

The following is a brief description of The Home Depot FutureBuilder (the Plan). Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan covering substantially all U.S. associates of The Home Depot, Inc. and subsidiaries (the Company). Associates are eligible to participate in the Plan for purposes of making elective deferrals after completing 90 days of service. Participants are eligible for the Company’s matching contributions on the first day of the calendar quarter (January 1, April 1, July 1, and October 1) coincident with or following the completion of 12 months of service and 1,000 hours. Temporary associates and certain THD At-Home Services, Inc. 100% commission associates are eligible to make before-tax contributions following the completion of 12 months of service and 1,000 hours. The Plan excludes leased associates, nonresident aliens, and associates covered by a collective bargaining agreement, unless the terms of the collective bargaining agreement require that the associate be eligible to participate in the Plan. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Administrative Committee made up of associates of Home Depot U.S.A., Inc.

(b)                      Contributions

Under the 401(k) portion of the Plan, participants may contribute up to 50% of annual compensation on a pretax basis, as defined in the Plan, subject to regulatory limitations. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. The Company provides matching contributions of 150% of the first 1% of eligible compensation contributed by a participant and 50% of the next 2% to 5% of eligible compensation contributed by a participant beginning on the first day of the calendar quarter following the completion of 12 months of service and 1,000 hours. THD At-Home Services 100% commission associates are not eligible to receive matching contributions.  Associates of Williams Bros. Lumber Company, LLC (Williams Bros.) are eligible for matching contributions of 25% of the first 6% of compensation contributed by a participant.  Additional amounts may be contributed at the option of the Company’s Board of Directors.  The default for the Company’s matching contribution if no direction is given, is the participant’s current investment election with respect to elective contributions. If the participant has made no affirmative investment election with respect to elective contributions, the default is the INVESCO Stable Value Trust.

Certain former participants of the Maintenance Warehouse FutureBuilder are eligible for supplemental annual matching contributions. Eligible associates employed on or before July 1, 1999 who are actively employed by The Home Depot Supply, Inc. at December 31 of each calendar year receive a matching contribution equal to 4.5% of annual compensation. Additionally, eligible associates of The Home Depot Supply, Inc. employed on or before July 1, 2004 who are actively employed by The Home Depot Supply, Inc. at December 31 of each calendar year receive a matching contribution equal to 2.5% of annual compensation. Participants must continually contribute at least 3% of compensation to the Plan in order to remain eligible for the supplemental annual matching contributions. Participants designated by the Company as highly compensated associates are not eligible to receive the supplemental annual matching contributions.

Employee stock ownership contributions were made solely by the Company and at the discretion of the Company’s board of directors (ESOP contributions). The Company made its last ESOP contribution in February 1999.

(c)                       Participant Accounts

The Plan maintains a separate account for each participant, to which contributions and investment performance are allocated.

(d)                      Vesting

An associate becomes 100% vested upon death, attaining age 65 while still employed, total or permanent disability, or if the Plan is terminated.

Under the 401(k) portion of the Plan, participants are immediately vested in their contributions and net value changes thereon. Vesting in the Company’s matching and discretionary contributions and net value changes thereon is based on years of vesting service. A participant is 100% vested after three years of service.

Vesting for the ESOP contributions and earnings or losses thereon is based on years of service, as follows:

Years of service	Vesting Percentage
3	20%
4	40
5	60
6	80
7 or more	100

(e)                       Distributions

Upon death, disability, termination of service for any other reason, hardship, or attaining age 65, participants or beneficiaries may elect to receive a lump-sum payment of their vested account balance at fair value on the date of distribution in the form of cash or securities.

(f)                         Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to four years. The loans bear interest at a rate equal to the prime rate plus 1%. Certain loans with terms greater than four years remain outstanding, including loans granted to former participants of the Maintenance Warehouse FutureBuilder in order to acquire a residence and certain loans rolled over from retirement plans of acquired companies.

(g)                      Forfeited Accounts

Forfeited nonvested accounts are used first to reduce Plan expenses and then to reduce future employer contributions. In 2006 and 2005, $4,779,898 and $4,474,736, respectively, in forfeitures were used to reduce Plan expenses.

(h)                      Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. These costs include legal, accounting and certain administrative fees. Expenses paid by the Plan include all other administrative costs not paid by the Company.

(2)                     Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Plan in preparing its financial statements.

(a)                      Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)                      Investment Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The INVESCO Stable Value Trust contains certain investment contracts for which there is no active trading market, and as such are carried at their contract value as determined by the AMVESCAP National Trust Company, which approximates fair value. All other investments in units of collective trusts are valued at the respective net asset values as reported by such trusts. The Company’s common stock is valued at its quoted market price as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. The investment in short-term investment funds of The Northern Trust Company is reported at fair value as determined by The Northern Trust Company based on the quoted market prices of the securities in the fund.

Participant loans are carried at cost, which approximates fair value.

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market, credit, and individual country and currency risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and supplemental schedules.

(c)                       Payment of Benefits

Benefits are recorded when paid.

(d)                      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Administrative Committee of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e)                       Fair Value of Financial Instruments

The Plan’s investments are stated at fair value. In addition, the carrying amount of receivables and liabilities is a reasonable approximation of the fair value due to the short-term nature of these instruments.

(f)                         Reclassifications

Certain amounts in the prior year have been reclassified to conform with the presentation adopted in the current year.

(g)                      Recent Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the FSP). The FSP requires that the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investments, as well as the adjustment from fair value to contract value, for the fully benefit-responsive investment contracts. The Company determined that the impact of the adoption of this pronouncement was not material to the financial statements.

(3)                     Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated April 9, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Administrative Committee of the Plan believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(4)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

(5)       Investments

The Plan’s investments are held by the Trustee of the Plan, The Northern Trust Company. A description of the assets of the Plan’s investment options follows:

•                               The Home Depot, Inc. Common Stock – Fund invests in common stock of The Home Depot, Inc.

•                               Artisan Mid-Cap Fund – Fund is a separate account that invests in common stocks of mid-sized companies that display strong growth prospects.

•                               Barclays Global Investors (BGI) Equity Index Stock Fund – Fund is a collective trust that invests in the common stocks included in Standard & Poor’s 500 Index.

•                               Dodge & Cox Stock Fund – Fund invests in a registered investment company that invests in common stocks of companies that the fund’s managers believe to be temporarily undervalued but have favorable long-term growth prospects.

•                               BGI Balanced Fund – Fund is a synthetic fund that invests approximately 60% of assets in the BGI S&P 500 Index Fund (which invests in equity securities – stocks) with the remainder of the fund in the BGI U.S. Debt Index Fund (which invests in fixed income securities – bonds).

•                               T. Rowe Price Small-Cap Stock Fund – Fund invests in a registered investment company that invests in common stocks of small, fast-growing companies that are believed to offer strong potential earnings growth or are undervalued.

•                               Templeton Foreign Fund – Fund invests in a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.

•                               INVESCO Stable Value Trust – Fund is a collective trust that primarily invests in short-term debt obligations that mature within one to three years.

•                               The Northern Trust Company Coltv Short-Term Investment Fund – Fund is a collective trust that invests in short-term, highly liquid investments.

•                               INVESCO Fundamental Core Balanced Trust – Fund is a collective trust that invests in a combination of equity and fixed income securities.  Effective July 1, 2005, the Investment Committee for the Plan replaced this Trust with the BGI Balanced Fund.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005 are as follows:

	2006	2005
The Home Depot, Inc. Common Stock	$1,035,637,297	$1,246,952,314
INVESCO Stable Value Trust	273,010,337	219,117,253
Artisan Mid-Cap Fund	270,446,155	214,871,093
BGI Equity Index Stock Fund	279,513,481	193,600,829
Dodge & Cox Stock Fund	283,677,636	154,177,447
Templeton Foreign Fund	210,005,838	108,603,276

During 2006 and 2005, the Plan’s investments appreciated (depreciated) in fair value as follows:

	2006	2005
Net appreciation (depreciation) in fair value:
The Home Depot, Inc. Common Stock	$(18,768,490)	$(75,978,206)
Collective trust funds	60,430,071	27,856,511
Registered investment funds	68,414,371	21,892,768
Net appreciation (depreciation) in fair value	$110,075,952	$(26,228,927)

(6)                     Investment in Master Trust

The assets of the Plan are invested in a Master Trust. At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was approximately 99%, with The Home Depot FutureBuilder for Puerto Rico holding the remaining interest.

Summarized financial information of the Master Trust as of December 31, 2006 and 2005 is as follows:

	2006	2005
Assets:
Investments	$2,689,532,794	$2,399,869,862
Receivables:
Participant contributions receivable	24,625	123,579
Employer contributions receivable	1,960,935	2,073,290
Receivable from broker	710,435	—
Other receivables	1,282,998	983,857
Total receivables	3,978,993	3,180,726
Total assets	2,693,511,787	2,403,050,588
Liabilities:
Accrued liabilities	655,895	513,083
Payable to broker	—	161,213
Total liabilities	655,895	674,296
Net assets available for benefits	$2,692,855,892	$2,402,376,292

Net assets, investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans. Investment income for the Master Trust for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
Investment income:
Appreciation (Depreciation) in fair value of investments:
The Home Depot, Inc. Common Stock	$(18,768,599)	$(76,053,489)
Collective trust funds	60,526,339	27,899,586
Registered investment funds	68,475,308	21,918,432
Net appreciation (depreciation) in fair value of investments	110,233,048	(26,235,471)
Dividends and interest income	47,218,560	31,579,583
Total investment income	$157,451,608	$5,344,112

(7)                     Related-Party Transactions

Certain Plan investments include shares of common stock issued by The Home Depot, Inc., the Plan Sponsor. At December 31, 2006 and 2005, the Plan held a combined total of 25,787,781 and 30,804,158 shares valued at approximately $40.16 and $40.48 per share, respectively. Additionally, dividends received by the Plan include dividends paid by The Home Depot, Inc. These transactions constitute party-in-interest transactions since The Home Depot, Inc. is the Plan Sponsor.

Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and, therefore, these transactions constitute party-in-interest transactions since The Northern Trust Company is a Plan fiduciary.

(8)                     Plan Amendments and Other Plan Changes

Effective January 1, 2005, the Plan was amended to (i) modify the break-in-service rules applicable to associates of acquired entities; (ii) reduce the mandatory cash out limit to $1,000 (effective March 28, 2006); (iii) add newly-acquired affiliates as participating employers; (iv) terminate the special matching contribution rate for associates of White Cap Construction Supply, Inc.; and (v) provide that the Company stock fund is the only portion of the Plan intended to constitute an employee stock ownership plan (effective January 1, 2006).

Effective July 1, 2005, the Plan was amended to add Williams Bros. a participating employer and to provide a special matching contribution rate to Williams Bros. associates.

Effective July 1, 2005, the Investment Committee replaced the INVESCO Fundamental Core Balanced Fund with the BGI Balanced Fund.

Effective January 1, 2006, the Plan was amended to reflect certain provisions of the regulations issued by the Department of Treasury under Sections 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended and to make certain other design changes.

Effective March 31, 2006, the Plan was amended to (i) reflect the addition of Cox Lumber Co. and Cox Lumber Co. of Inverness (collectively, “Cox Lumber”) as participating employers in the Plan and to provide for a special rate of matching contribution for associates of Cox Lumber; (ii) make clarifying revisions to Schedule A of the Plan; (iii) allow participants to receive in-service distribution upon attaining age 59 1/2 ; (iv) add a year-end assessment of matching contributions ensuring each participant employed by Hughes Supply, Inc. as of May 1, 2006 who contributes elective deferrals to the Plan during the year receives the Plan matching contributions determined on an annualized basis.

Effective January 1, 2007, the Plan was amended and restated to incorporate all prior amendments, as required for submission of the Plan for favorable determination by the Internal Revenue Service for all changes in the law since GUST, including the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), final Section 401(k) and 401(m) Treasury regulations, and changes to Section 401(a)(9) of the Internal Revenue Code.

(9)                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31:

	2006	2005
Net assets available for plan benefits	$2,687,907,033	$2,398,508,960
Deemed distributions	(533,596)	(360,843)
Net assets available for plan benefits - Form 5500	$2,687,373,437	$2,398,148,117

Deemed distributions are defaulted and unpaid participant loans.

The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 as of December 31:

	2006	2005
Increase in net assets per statement of changes in net assets available for plan benefits	$289,398,073	$129,050,334
Deemed distributions	(172,753)	(153,902)
Paid-off deemed distributions	—	11,720
Net income - Part II Line K Form 5500	$289,225,320	$128,908,152

Paid-off deemed distributions are cash receipts on defaulted participant loans of active participants reported on Form 5500 in previous years.

(10)              Nonexempt transactions

For the plan years ended December 31, 2006 and 2005, there were isolated, immaterial instances in which subsidiaries of the Company failed to remit participant contributions and loan repayments to the Plan in the time required by the Department of Labor, representing a nonexempt loan of funds to the subsidiaries from the Plan. Certain of these late contributions and loan repayments have been corrected, and the Plan’s Administrative Committee is currently in the process of identifying any late contributions or loan repayments that have not yet been corrected and calculating the interest due on such amounts, which is not expected to be material.

(11)              Subsequent events

The Home Depot, Inc., the Plan sponsor, has announced its intent to sell certain of its subsidiaries comprising the HD Supply business segment (“HD Supply”) in the third quarter of fiscal 2007.  Upon the closing of this transaction, the Plan accounts of all HD Supply associates actively employed as of the closing date will be fully vested in their respective account balances in the Plan.  HD Supply associates will continue to participate in the Plan through December 31, 2007, and the Plan will be treated as a multiple employer plan during the period beginning on the closing date and ending on December 31, 2007.  The Plan will be amended effective as of the closing date to incorporate all provisions required by law to satisfy the requirements for a multiple employer plan, including the continued awarding of vesting and eligibility service credit under the Plan for post-closing service with HD Supply through December 31, 2007 and separate nondiscrimination testing for HD Supply and the Company.

THE HOME DEPOT FUTUREBUILDER

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issue	Description of investment		Current value
* The Home Depot, Inc. Common Stock	25,787,781	shares of common stock	$1,035,637,297
INVESCO Stable Value Trust	273,010,337	units of collective trust	273,010,337
Artisan Mid-Cap Fund	8,878,731	units of collective trust	270,446,155
BGI Equity Index Stock Fund	6,351,136	units of collective trust	279,513,481
* The Northern Trust Company Coltv Short-Term Investment Fund	34,920,791	units of collective trust	34,920,791
BGI AGG BD U.S. Debt Fund	3,394,125	units of collective trust	46,058,274
Dodge & Cox Stock Fund	1,848,544	shares of registered investment company	283,677,636
Templeton Foreign Fund	15,396,322	shares of registered investment company	210,005,838
T. Rowe Price Small-Cap Stock Fund	3,707,993	shares of registered investment company	126,294,232
Participant loans		loans with interest rates generally ranging from 5.0% to 10.5% and maturity dates through September 5, 2019	125,019,894
Total investments			$2,684,583,935

*Indicates party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

THE HOME DEPOT FUTUREBUILDER

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2006

(a) Identity of party involved	(b) Relationship to Plan, employer or other party in interest	(c) Description of transactions	(d) Amount on Line 4(a)
The Home Depot, Inc.	Plan sponsor	Employee deferrals and loan repayments not deposited to Plan in a timely manner	$136,266

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2007	The Home Depot FutureBuilder

/s/ Richard I. Johnson
	By:	Richard I. Johnson
Member of The Home Depot
FutureBuilder Administrative Committee

/s/ Rebecca I. Flick
	By:	Rebecca I. Flick
Member of The Home Depot
FutureBuilder Administrative Committee

/s/ Timothy A. Hourigan
	By:	Timothy A. Hourigan
Member of The Home Depot
FutureBuilder Administrative Committee